Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

April 8, 2011

VIA EDGAR CORRESPONDENCE

Craig A. Ruckman
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)
(File Nos. 033-00507, 811-04419)

Dear Mr. Ruckman:

          On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registrant’s filing with the Securities and Exchange Commission (the “Commission”) under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A on February 3, 2011. The Staff’s comments were provided to us in writing on March 18, 2011.

          Below are the Staff’s comments and the Registrant’s responses thereto.

1. General Comments

a. Comment: Please confirm supplementally that, to the extent the registrant will rely on Rule 498, the legend required by Rule 498(b)(1)(v) will appear at the beginning of the summary. Please provide the staff with the content of the legend the registrant intends to use in the response letter.

          Response: The Registrant so confirms. Following is the legend the Registrant intends to use:

This summary prospectus is designed to provide shareholders with key portfolio information in a clear and concise format. Before you invest, you may want to review the portfolio’s prospectus, which contains more information about the portfolio and its risks. You can find the portfolio’s prospectus and other information about the portfolio, including the portfolio’s statement of additional information and most recent reports to shareholders, online at http://www.transamericaseriestrust.com. You can also get this information at no cost by calling 866-414-6349 or by sending an e-mail request to orders@mysummaryprospectus.com, or from your financial professional. The portfolio’s prospectus and statement of additional information, dated May 1, 2011, as supplemented from time to time, and the independent registered public accounting firm’s report and financial statements in the portfolio’s annual report to shareholders, dated December 31, 2010, are incorporated by reference into this summary prospectus.

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b. Comment: Although the fund may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934, please supplementally confirm that the fund will post its proxy materials on the internet as required by the Rule. See Shareholder Choice Regarding Proxy Materials, Investment Company Act Release No. 27911; Rel. 34-56135; file No. S7-03-07 (Aug. 1, 2007). See also, Internet Availability of Proxy Materials, Rel. No. IC-27671; File No. S7-10-05 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/shtml.

          Response: The Registrant so confirms.

c. Comment: Please confirm that the registrant is aware of its obligation to file Interactive (XBRL) Data for each portfolio’s Risk/Return Summary as an exhibit to its registration statement within 15 days of the effective date of the annual update to its registration statement. See IC-28617 (February 9, 2010).

          Response: The Registrant so confirms.

d. Comment: On the cover page of the prospectus please disclose the classes of each portfolio available under this prospectus, as per Item 1(a)(1) of
Form N-1A.

          Response: The Registrant has added disclosure consistent with the Staff’s comment.

e. Comment: In the Table of Contents the portfolio Transamerica MFS International Equity VP is listed twice. Please correct this apparent discrepancy.

          Response: The Registrant has made this correction.

f. Comment: As many of the portfolios describe investments in derivative instruments, please review each portfolio’s principal strategies and principal risk disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the portfolio intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

g. Comment: A number of the portfolios invest in underlying ETFs offered by Vanguard. The prospectus notes that these portfolios rely upon exemptive relief granted to Vanguard in order to invest in the securities of these investment companies beyond the limitations set forth by the 1940 Act. Supplementally, please provide the staff with the Investment Company Act Release Numbers of the Notice and Order granting the exemptive relief.

          Response: Investment Company Act Release Numbers 27314 (Notice) and 27386 (Order).

h. Comment: In the Item 9 principal investment strategy disclosure for each of the portfolios subadvised by Foxhall Capital Management (Transamerica Foxhall Emerging Markets/Pacific Rim VP, Transamerica Foxhall Global Conservative VP, Transamerica Foxhall Global Growth VP, and Transamerica Foxhall Global Hard Asset VP) and Hanlon Investment Management (Transamerica Hanlon Balanced VP, Transamerica Hanlon Growth VP, Transamerica Hanlon Growth and Income VP, and Transamerica Hanlon Managed Income VP) the prospectus cross-references to the

April 8, 2011

“Underlying Portfolios” section of the prospectus to identify the underlying portfolios currently available for investment by each portfolio. The staff notes that upon inspection of the “Underlying Portfolios” section of the prospectus there is no list identifying the available underlying portfolios. Please include such a list.

          Response: The Registrant has removed the cross-reference to the “Underlying Portfolios” section of the prospectus from the Item 9 principal strategies disclosure for the above portfolios. The Registrant notes that the “Underlying Portfolios” section of the prospectus has been revised to include only those underlying Transamerica Series Trust portfolios and Transamerica Funds currently available for investment by certain of the Registrant’s asset allocation portfolios.

i. Comment: On the back cover page please explicitly state whether the Fund makes available its SAI and annual and semi-annual reports, free of charge, on or through the Fund’s Web site at a specified Internet address. If the Fund does not make its SAI and shareholder reports available in this manner, disclose the reasons why it does not do so.

          Response: The Registrant has added disclosure clarifying that each portfolio makes available its SAI and annual and semi-annual reports, free of charge, online at http://www.transamericaseriestrust.com.

2. Global Comments to all Summary Prospectuses

a. Comment: Please confirm supplementally that, to the extent the registrant will rely on Rule 498, the term “Summary Prospectus” will appear at the beginning of the summary as required by Rule 498 (b)(1)(iii).

          Response: The Registrant so confirms.

b. Comment: Fees and Expenses: Please include a caption for Shareholder Expenses as called for by Form N-1A. It is permissible to list these fees as “none” or “N/A”. In addition, please delete the sentence in the narrative that states that there are no sales charges or other transaction fees.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

c. Comment: Fees and Expenses: For funds that list the “Acquired Fund Fees and Expenses” line item in the fee table, please remove the parenthetical “(fees and expenses of underlying funds)” as such disclosure is not permitted or required by the form. The customizing of fee table line items also has the effect of reducing the comparability of funds.

          Response: In response to the Staff’s comment, the Registrant has removed the parenthetical in question.

d. Comment: Fees and Expenses: For each new fund, please revise the footnote that states that annual portfolio operating expenses are based on estimates for the current fiscal year. Instead the footnote should state that the “Other Expenses” (and Acquired Fund Fees and expenses, where applicable) are based on estimated amounts for the current fiscal year. See Item 3, Instr. 6(a) and Intr. 3(f)(vi) of Form N-1A.

April 8, 2011

          Response: The Registrant has made revisions consistent with the Staff’s comment.

e. Comment: Fees and Expenses: Many of the portfolios that have not yet commenced operations include a footnote to the fee table explaining why Total Annual Operating Expenses do not match that values listed in the financial highlights section of the prospectus. Since portfolios that have not commenced operation do not include financial highlight information, this footnote is not applicable and should be removed (e.g., Transamerica JPMorgan Tactical Allocation VP).

          Response: The Registrant has removed the footnote in question from the fee tables for the applicable portfolios.

f. Comment: Annual Portfolio Operating Expenses: A number of portfolios include footnotes to the fee table where the order of the footnotes is “jumbled”. For example, the Annual Portfolio Operating Expenses header might bear footnote c, while Expense Reduction might bear footnote a, and Total Annual Fund Operating Expenses might beer footnote b. Please review the fee table for each portfolio and, where the footnotes appear in this “jumbled” presentation, please redesignate the footnotes so that they appear in a logical progression (i.e. sequentially from top to bottom and left to right).

          Response: The Registrant has made revisions consistent with the Staff’s comment.

g. Comment: Annual Portfolio Operating Expenses: Please note that Form N-1A does not permit information about fee waivers or expense limitations in the fee table, or a footnote about fee waivers or expense limitations, unless the fee waiver or expense limitation will actually reduce fund operating expenses for no less than one year from the effective date of the registration statement. See Form N-1A, Item 3, Instruction 3(e). For those portfolio summary prospectuses that include a line item for Expense Reduction, please confirm that this requirement is met; otherwise please delete the Expense Reduction line item and the corresponding footnote. Please note that information regarding fee waivers and expense limitations on the part of the investment adviser may be included under Item 10(a) disclosure. In addition, for the sake of comparability with the funds of other trusts, please consider renaming the caption as a fee waiver or expense reimbursement.

          Response: The Registrant has included a “Fee Waiver and Expense Reimbursement” line item and corresponding footnote for only those portfolios where the arrangement will reduce portfolio operating expenses for no less than one year from the effective date of the registration statement.

h. Comment: Portfolio Turnover: For the portfolios that commenced operations during Fiscal 2010, please revise the portfolio turnover disclosure as per Item 3, Instr. 5 of Form N-1A (e.g., Transamerica BlackRock Tactical Allocation VP).

          Response: The Registrant notes that Transamerica BlackRock Tactical Allocation VP commenced operations on May 1, 2009. Portfolio turnover has been included correctly. No portfolios commenced operations during Fiscal 2010.

i. Comment: Principal Investment Strategies: Many of the funds of fund portfolios refer to “TST Portfolios”, which is not defined until the Trust’s Item 10 disclosure. If the Trust wishes to use an abbreviation, please define that abbreviation when the abbreviation is first used.

April 8, 2011

          Response: The Registrant has made revisions consistent with the Staff’s comment.

j. Comment: Principal Investment Strategies: Many of the funds of fund portfolios include a cross-reference to a description of the underlying funds that comes after the summary section. Please remove this cross-reference as it is not permitted or required by the form.

          Response: The cross-reference has been removed from the relevant portfolios.

k. Comment: Principal Investment Strategies: The staff notes that several of the portfolios operate as fund-of-funds. Please confirm that the discussion of principal investment strategies for each of these portfolios represents those strategies employed by the underlying funds that, in the aggregate, can be expected to be principal strategies for the portfolio. Please address principal risks for each portfolio in a similar fashion.

          Response: As noted in the principal strategies and risk sections for each relevant portfolio, each underlying portfolio has its own investment objective, principal investment strategies and investment risks. The Registrant believes the principal strategies and risks for each relevant portfolio adequately aggregate the strategies and risks of the underlying portfolios.

l. Comment: Principal Investment Strategies: Please revise the principal investment strategies section, where appropriate, for all funds with the name “global” or “international”, to clarify that a significant percentage of the portfolio’s assets will be invested outside the United States, (e.g., disclosing that the portfolio will invest 40% of its assets outside of the United States or disclosing that it will invest in countries other than the United States in accordance with the weighting of an applicable index or benchmark). See Investment Company Act Release No. 24828 at footnote 42 (Jan. 17, 2001).

          Response: In response to the Staff’s comment, the Registrant has reviewed the principal investment strategies sections for the relevant portfolios and made revisions where appropriate.

m. Comment: Principal Investment Strategies – Portfolios Investing in Underlying ETFs: In the Principal Investment Strategies for those portfolios that invest in the underlying ETFs listed on page 307 of the prospectus the disclosure states that the “Underlying ETFs” section of the prospectus identifies “certain risks” of the underlying ETFs. Please clarify whether those identified “certain risks” represent the principal risks of the underlying ETFs. Please also confirm supplementally that the Principal Risks disclosed for the TST portfolios represent those principal risks of the underlying ETFs, which in the aggregate would represent principal risks to the TST portfolio.

          Response: The Registrant has removed the cross-reference to the “Underlying ETFs” section of the prospectus from the Item 9 principal strategies disclosure for the relevant portfolios. The Registrant notes that the “Underlying ETFs” section of the prospectus has been removed and the “Underlying Portfolios” section of the prospectus now includes only those underlying Transamerica Series Trust portfolios and Transamerica Funds currently available for investment by certain of the Registrant’s asset allocation portfolios. Also, as noted in the principal strategies and risk sections for each relevant portfolio, each underlying ETF has its own investment objective, principal investment strategies and investment risks. The Registrant believes the principal strategies and risks for each relevant portfolio adequately aggregate the strategies and risks of the underlying ETFs.

April 8, 2011

n. Comment: Principal Risks: Please revise the last sentence of the first paragraph of the principal risks section to replace “The following is a summary of certain risks...” with “The following is a summary of principal risks...”.

          Response: The Registrant notes that the disclosure in question is the same as the disclosure contained in the prospectuses for the Transamerica Funds. The Transamerica Funds are retail funds with an October 31 fiscal year-end that recently went through an annual update. The Registrant wishes to keep the disclosure consistent with Transamerica Funds, but will revise the disclosure during the portfolios’ next ordinary course annual update.

o. Comment: Principal Risks: For the funds that list “Underlying Funds or Portfolios” as a principal risk, please remove the cross-reference to the risks of the underlying portfolios as such disclosure is not permitted or required by the form.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

p. Comment: Principal Risks: Some portfolios include valuation risk as a principal risk, while other portfolios that invest in similar asset classes do not contain such disclosure. Please explain supplementally why the funds that list valuation risk do so (e.g., Transamerica Madison Diversified Income VP).

          Response: In response to the Staff’s comment, the Registrant has removed the valuation risk factor from each portfolio with the exception of Transamerica AEGON High Yield Bond VP. The Registrant believes valuation risk is an appropriate risk factor for Transamerica AEGON High Yield Bond VP.

q. Comment: Performance: In the second paragraph of the performance section, please remove the parenthetical “(before and after taxes)” as the prospectus does not provide after-tax performance.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

r. Comment: Performance: Many of the Portfolio disclose in the narrative preceding the fee table that the fund has changed names, changed strategies, changed subadvisers, or is using the performance history of a predecessor. Please remove this disclosure as it is not permitted or required by the form.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

s. Comment: Performance: Some of the portfolios describe a change in benchmark index in a footnote to the fee table. Please move this discussion to the narrative preceding the total return table.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

t. Comment: Performance: Some of the portfolios describe a composite index in a footnote to the fee table. Please either describe the composite in the line item in the Total return table or the narrative preceding the total return table. See Item 4(b)(2), Instr. 2(b) of Form N-1A.

          Response: The Registrant has described the composite in the narrative preceding the total return table for the relevant portfolios.

April 8, 2011

u. Comment: Performance: Portfolios that commenced operations on May 1, 2010 (e.g., Transamerica BlackRock Tactical Allocation VP) are not permitted to reflect the bar chart or annual return table in the prospectus. See Item 4(b)(ii) and (iii) of Form N-1A.

          Response: The Registrant notes that Transamerica BlackRock Tactical Allocation VP commenced operations on May 1, 2009. This date has been corrected.

3. Transamerica AEGON Active Asset Allocation Conservative VP

a. Comment: Fees and Expenses (p. 1): The narrative introducing the fees and expenses for this portfolio does not discuss the fees associated with a variable contract, while all other portfolios appear to include this disclosure. Please include here the disclosure pertaining to variable products that appears in the other portfolios.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

b. Comment: Principal Investment Strategies (p. 1): The second bullet point notes that the portfolio makes use of a Dynamic Asset Allocation strategy which makes short-term adjustments to the portfolio’s asset mix. Please clarify supplementally whether this Dynamic Asset Allocation strategy involves active trading and short-term transactions. If so, please include Active Trading and Portfolio Turnover as principal risks, particularly of portfolio turnover will exceed 100%.

          Response: The Registrant confirms that the portfolio’s Dynamic Asset Allocation strategy involves active trading and short-term transactions. The Registrant has added Active Trading and Portfolio Turnover as principal risks of the portfolio.

c. Comment: Principal Risks (p. 2): In the narrative introduction to the principal risk disclosure the prospectus states that the “following is a summary of certain risks.” Use of the term “certain” suggests that these may not be all of the risks of investing in the portfolio. Please clarify that this disclosure represents a summary of the principal risks of investing in the portfolio.

          Response: Please see the Registrant’s response to Comment 2(n). The Registrant confirms that the disclosure represents a summary of the principal risks of investing in the portfolio.

d. Comment: Principal Risks (p. 2): When describing the principal risks of ETFs, please clarify that bonds are synonymous with fixed income.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

4. Transamerica AEGON Active Asset Allocation Moderate Growth VP

a. Comment: Principal Investment Strategies (p. 4): The second bullet point notes that the portfolio makes use of a Dynamic Asset Allocation strategy which makes short-term adjustments to the portfolio’s asset mix. Please clarify supplementally whether this Dynamic Asset Allocation strategy involves active trading and short-term transactions. If so, please include Active Trading and Portfolio Turnover as principal risks.

April 8, 2011

          Response: The Registrant confirms that the portfolio’s Dynamic Asset Allocation strategy involves active trading and short-term transactions. The Registrant has added Active Trading and Portfolio Turnover as principal risks of the portfolio.

b. Comment: Principal Risks (p. 5): In the narrative introduction to the principal risk disclosure the prospectus states that the “following is a summary of certain risks.” Use of the term “certain” suggests that these may not be all of the risks of investing in the portfolio. Please clarify that this disclosure represents a summary of the principal risks of investing in the portfolio.

          Response: Please see the Registrant’s response to Comment 2(n). The Registrant confirms that the disclosure represents a summary of the principal risks of investing in the portfolio.

c. Comment: Principal Risks (p. 5): When describing the principal risks of ETFs, please clarify that bonds are synonymous with fixed income.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

5. Transamerica AEGON Active Asset Allocation Moderate VP

a. Comment: Principal Investment Strategies (p. 8): The second bullet point notes that the portfolio makes use of a Dynamic Asset Allocation strategy which makes short-term adjustments to the portfolio’s asset mix. Please clarify supplementally whether this Dynamic Asset Allocation strategy involves active trading and short-term transactions. If so, please include Active Trading and Portfolio Turnover as principal risks.

          Response: The Registrant confirms that the portfolio’s Dynamic Asset Allocation strategy involves active trading and short-term transactions. The Registrant has added Active Trading and Portfolio Turnover as principal risks of the portfolio.

b. Comment: Principal Risks (p. 9): In the narrative introduction to the principal risk disclosure the prospectus states that the “following is a summary of certain risks.” Use of the term “certain” suggests that these may not be all of the risks of investing in the portfolio. Please clarify that this disclosure represents a summary of the principal risks of investing in the portfolio.

          Response: Please see the Registrant’s response to Comment 2(n). The Registrant confirms that the disclosure represents a summary of the principal risks of investing in the portfolio.

c. Comment: Principal Risks (p. 9): When describing the principal risks of ETFs, please clarify that bonds are synonymous with fixed income.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

6. Transamerica AEGON High Yield Bond VP

a. Comment: Performance (p. 14): Please delete footnote 1 as this information is neither required nor permitted by the Form. This information must be included as part of the narrative introducing the performance bar chart and table. See Item 4(b)(2), Instruction 2(c) of Form N-1A.

April 8, 2011

          Response: The Registrant has made revisions consistent with the Staff’s comment.

b. Comment: Performance (p. 14): Please confirm supplementally that the Bank of America Merrill Lynch High-Yield Cash Pay Index was the index that was used in the post-effective amendment filed on May 1, 2010.

          Response: The Registrant so confirms.

7. Transamerica AEGON Money Market VP

a. Comment: Annual Portfolio Operating Expenses (p. 16): Please note that Form N- lA does not permit information about fee waivers or expense limitations in the fee table, or a footnote about fee waivers or expense limitations, unless the fee waiver or expense limitation will actually reduce fund operating expenses for no less than one year from the effective date of the registration statement. See Form N-1A, Item 3, Instruction 3(e). Since the contractual term of the fee waiver expires on March 1, 2012, please delete footnote a.

          Response: The Registrant notes that the footnote to the fee table has been removed.

8. Transamerica AllianceBernstein Dynamic Allocation VP

a. Comment: Annual Portfolio Operating Expenses (p. 20): Please clarify supplementally the circumstances which led to the annual portfolio operating expenses to be restated.

          Response: The Registrant notes that the portfolio’s annual portfolio operating expenses are not being restated and the footnote in question has been removed.

b. Comment: Annual Portfolio Operating Expenses (p. 20): Please delete footnote b as this information is neither required nor permitted by the Form. If acquired fund fees and expenses is less that 0.01%, the registrant may include this amount in other expenses. See Form N-1A, Item 3, Instruction 3(f)(i).

          Response: The Registrant notes that footnote b to the fee table has been removed.

9. Transamerica Asset Allocation – Conservative VP

a. Comment: Principal Investment Strategies (p. 25): Please confirm that this discussion represents those strategies employed by the underlying funds that, in the aggregate, can be expected to be principal strategies for the fund. In addition, the staff notes that the principal risks disclose the risks associated with Convertible Securities, Currency, and Liquidity. Please ensure that all disclosed risks have a corresponding principal investment strategy, and vice versa.

          Response: As noted in the principal strategies and risk section for the portfolio, each underlying portfolio has its own investment objective, principal investment strategies and investment risks. The Registrant believes the principal strategies and risks for the portfolio adequately aggregate the strategies and risks of the underlying portfolios. The Registrant has reviewed the principal risks and corresponding principal investment strategies and made revisions where appropriate.

April 8, 2011

b. Comment: Principal Risks (p. 26): Please add High Yield Debt Securities as a principal risk of the portfolio.

          Response: The Registrant notes that the risk factor has been added.

10. Transamerica Asset Allocation – Growth VP

a. Comment: Principal Investment Strategies (p. 29): Please confirm that this discussion represents those strategies employed by the underlying funds that, in the aggregate, can be expected to be principal strategies for the fund. In addition, the staff notes that the principal risks disclose the risks associated with Currency and Fixed Income Securities. Please ensure that all disclosed risks have a corresponding principal investment strategy, and vice versa.

          Response: As noted in the principal strategies and risk section for the portfolio, each underlying portfolio has its own investment objective, principal investment strategies and investment risks. The Registrant believes the principal strategies and risks for the portfolio adequately aggregate the strategies and risks of the underlying portfolios. The Registrant has reviewed the principal risks and believe that each correspond to a principal investment strategy.

11. Transamerica Asset Allocation – Moderate Growth VP

a. Comment: Principal Investment Strategies (p. 33): Please confirm that this discussion represents those strategies employed by the underlying funds that, in the aggregate, can be expected to be principal strategies for the fund. In addition, the staff notes that the principal risks disclose the risks associated with Currency and Liquidity. Please ensure that all disclosed risks have a corresponding principal investment strategy, and vice versa.

          Response: As noted in the principal strategies and risk section for the portfolio, each underlying portfolio has its own investment objective, principal investment strategies and investment risks. The Registrant believes the principal strategies and risks for the portfolio adequately aggregate the strategies and risks of the underlying portfolios. The Registrant has reviewed the principal risks and believe that each correspond to a principal investment strategy.

b. Comment: Principal Risks (p. 34): Please add High Yield Debt Securities as a principal risk of the portfolio.

          Response: The Registrant notes that the risk factor has been added.

12. Transamerica Asset Allocation – Moderate VP

a. Comment: Principal Investment Strategies (p. 37): Please confirm that this discussion represents those strategies employed by the underlying funds that, in the aggregate, can be expected to be principal strategies for the fund. In addition, the staff notes that the principal risks disclose the risks associated with Currency and Liquidity. Please ensure that all disclosed risks have a corresponding principal investment strategy, and vice versa.

April 8, 2011

          Response: As noted in the principal strategies and risk section for the portfolio, each underlying portfolio has its own investment objective, principal investment strategies and investment risks. The Registrant believes the principal strategies and risks for the portfolio adequately aggregate the strategies and risks of the underlying portfolios. The Registrant has reviewed the principal risks and believe that each correspond to a principal investment strategy.

b. Comment: Principal Risks (p. 38): Please add High Yield Debt Securities as a principal risk of the portfolio.

          Response: The Registrant notes that the risk factor has been added.

13. Transamerica BlackRock Global Allocation VP

a. Comment: Investment Objective (p. 41): Please move the last four paragraphs under the investment objective to the Item 9 principal investment strategies section.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

b. Comment: Fees and Expenses (p. 41): Please remove footnote b to the fee table as such disclosure is not permitted or required by the form.

          Response: The Registrant notes that footnote be to the fee table has been removed.

c. Comment: Principal Investment Strategies (p. 41): Please clearly state that the discussion of the principal investment strategies represents the principal investment strategies of the Master Fund. Please also consider revising the principal investment strategies to be more concise. As just one example, the discussion of the various types of REITs may be more appropriate in the Item 9 disclosure.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

14. Transamerica BlackRock Large Cap Value VP

a. Comment: Principal Investment Strategies (p. 46): Please disclose that the portfolio emphasizes value-oriented investments as disclosed on page 239.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

15. Transamerica BlackRock Tactical Allocation VP

a. Comment: Principal Investment Strategies (p. 49): Please confirm that this discussion represents those strategies employed by the underlying funds that, in the aggregate, can be expected to be principal strategies for the fund. In addition, the staff notes that the principal risks disclose the risks associated with Currency and Foreign Securities. Please ensure that all disclosed risks have a corresponding principal investment strategy, and vice versa.

April 8, 2011

          Response: As noted in the principal strategies and risk section for the portfolio, each underlying portfolio has its own investment objective, principal investment strategies and investment risks. The Registrant believes the principal strategies and risks for the portfolio adequately aggregate the strategies and risks of the underlying portfolios. The Registrant has the principal risks and corresponding principal investment strategies and made revisions where appropriate.

b. Comment: Principal Investment Strategies – Item 4 & Item 9 (pp. 49 & 240): The prospectus discloses that the target equity level is determined using a model provided to the adviser by the affiliated insurance company. The prospectus also notes that this same model is used by the affiliated insurance company to price insurance policies and variable annuity contracts. Please clarify all of the factors that are used in the model to determine the target equity level. Please also clarify supplementally the following: (i) the purpose of linking the determination of the targeted equity level to a model used to price insurance policies and variable annuity contracts; (ii) any subjective components of the model; and (iii) the ability of the insurer to influence or change the model.

          Response: The Registrant has clarified the factors used in the model to determine the target equity level. There are no subjective components of the model. The model is designed to reduce risk and is used by the affiliated insurance company to lower hedging costs and allow for more effective hedging, which result in lower costs for its customers. While the insurer has no current plans to change the model, the Registrant notes that the portfolio’s investment adviser must approve any changes to the model utilized by the portfolio.

16. Transamerica Clarion Global Real Estate Securities VP

a. Comment: Principal Investment Strategies (p. 53): Please consider revising the principal investment strategies to be more concise. In particular, the first four sentences of the second paragraph are sufficiently discussed in Item 9.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

b. Comment: Principal Risks (p. 54): Please summarize the risks associated with active trading.

          Response: The Registrant notes that it has added an Active Trading risk factor.

17. Transamerica WMC Diversified Equity VP

a. Comment: Principal Investment Strategies (p. 57): The disclosure in response to Item 4 does not appear to correspond to the disclosure in response to Item 9 which appears on page 265. In particular, reference to TIM as the subadviser on page 265 would suggest that the disclosure on page 265 relates to a different portfolio. Please resolve this apparent discrepancy. Please keep in mind that the disclosure of principal investment strategies in response to Item 9 should be a full discussion of the portfolio’s principal investment strategies and the disclosure in response to Item 4 should represent a summarization of that Item 9 disclosure.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

April 8, 2011

b. Comment: Principal Investment Strategies (p. 57): The staff notes that the principal risks disclose the risks associated with Focused Investing and Small- or Medium-Sized Companies. Please ensure that all disclosed risks have a corresponding principal investment strategy, and vice versa. In addition, please clarify supplementally whether a portfolio with a principal risk of Focused Investing may appropriately be named “diversified”.

          Response: The Registrant has reviewed the principal risks and corresponding principal investment strategies and has removed the Focused Investing risk factor.

18. Transamerica Efficient Markets VP

a. Comment: Principal Investment Strategies (p. 61): Please confirm that this discussion represents those strategies employed by the underlying funds that, in the aggregate, can be expected to be principal strategies for the fund. For example, the staff notes that the principal risks disclose the risks associated with Smaller Companies. Please ensure that all disclosed risks have a corresponding principal investment strategy, and vice versa.

          Response: As noted in the principal strategies and risk section for the portfolio, each underlying portfolio has its own investment objective, principal investment strategies and investment risks. The Registrant believes the principal strategies and risks for the portfolio adequately aggregate the strategies and risks of the underlying portfolios. The Registrant has reviewed the principal risks and believe that each correspond to a principal investment strategy.

19. Transamerica Foxhall Emerging Markets/Pacific Rim VP

a. Comment: Principal Investment Strategies (p. 70): The prospectus notes that the portfolio will invest in “ETF’s that provide exposure to ... currency or physical commodities that are economically tied to emerging markets or the Pacific Rim.” Given that the current list of Vanguard ETFs that appears in the “Underlying Portfolios” section of the prospectus does not seem to include any ETFs that would fit the description quoted above, please supplementally identify which ETFs the portfolio would invest in to achieve the stated allocation.

          Response: The Registrant notes that the “Underlying ETFs” section of the prospectus has been removed and the “Underlying Portfolios” section of the prospectus now includes only those underlying Transamerica Series Trust portfolios and Transamerica Funds currently available for investment by certain of the Registrant’s asset allocation portfolios. It is noted that the portfolio may also invest in underlying portfolios that provide exposure to equity or fixed-income securities that are economically tied to emerging markets or the Pacific Rim. The portfolio invests in underling portfolios such as the Vanguard MSCI Emerging Markets ETF and the SPDR S&P Emerging Markets ETF to achieve the target exposures.

b. Comment: Performance (p. 73): Please include only one table reflecting Average Annual Total Returns. Also, please confirm supplementally that the Barclays Capital U.S. Aggregate Bond Index and Bank of America Merrill Lynch 3-Month Treasury Bill Index are appropriate indices to compare the portfolio’s returns to.

          Response: The Registrant notes that the portfolio’s sole benchmark is the Morgan Capital International Emerging Markets Index. The relevant disclosure has been revised.

April 8, 2011

20. Transamerica Foxhall Global Conservative VP

a. Comment: Principal Investment Strategies (p. 75): Please disclose principal investment strategies corresponding to the principal risks associated with Growth Stocks and Value Investing.

          Response: The Registrant has added disclosure to clarify that the portfolio may invest in growth or value oriented equity ETFs.

b. Comment: Principal Investment Strategies (p. 75): Please include the paragraph on page 243 that discusses Foxhall’s established internal guidelines in the principal investment strategies of the summary.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

c. Comment: Principal Investment Strategies (p. 75): Please supplementally identify which ETFs the portfolio would invest in to achieve gain exposure to commodities, currencies and hard assets.

          Response: The portfolio invests in underlying portfolios such as the Market Vectors RVE Hard Assets Producers ETF and the Greenhaven Continuous Commodity Index to achieve the target exposures.

d. Comment: Principal Investment Strategies – Item 9 Disclosure (p. 243): The prospectus notes that the fixed income allocation is made up of bonds. Please note whether this allocation will include high yield bonds. If appropriate, add a corresponding principal risk in the summary section.

          Response: The Registrant has revised the disclosure to note that the bond allocation may include high-yield debt securities and has added a corresponding principal risk factor.

21. Transamerica Foxhall Global Growth VP

a. Comment: Principal Investment Strategies (p. 80): Please supplementally identify which ETFs the portfolio would invest in to achieve gain exposure to commodities, currencies and hard assets.

          Response: The portfolio invests in underlying portfolios such as the Vectors RVE Hard Assets Producers ETF and the Greenhaven Continuous Commodity Index to achieve the target exposures.

22. Transamerica Multi-Managed Balanced VP

a. Comment: Principal Investment Strategies (p. 85): Please note that high yield debt securities are commonly known as “junk bonds.”

          Response: The Registrant has made revisions consistent with the Staff’s comment.

b. Comment: Principal Investment Strategies (p. 85): Please note that each principal investment strategy should have a corresponding principal risk and vice versa. Accordingly, please add principal investment strategies that correspond to the listed principal risks of Active Trading, Growth Stocks, Loans, and Securities Lending.

April 8, 2011

          Response: The Registrant has reviewed the principal risks and corresponding principal investment strategies and made revisions where appropriate.

c. Comment: Principal Investment Strategies (p. 260): Please revise the discussion of the principal investment strategies to reflect the change in investment adviser from Transamerica Investment Management to BlackRock Financial Management and JPMorgan Investment Management.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

23. Transamerica Foxhall Global Hard Asset VP

a. Comment: Principal Investment Strategies (p. 90): The prospectus states that the portfolio will invest, while the markets are in a long-term up-trend, at least 80% of its net assets in ETFs that track “hard assets”. The disclosure continues to say that in a down trend, the portfolio will shift its assets to fixed income ETFs and/or money markets. Please explain supplementally why you believe the portfolio’s name complies with Rule 35d-1’s 80% requirement, when it only invests 80% in Hard Assets during a long-term uptrend.

          Response: The Registrant has made revisions to clarify that the portfolio will invest, under normal circumstances, at least 80% of its net assets in underlying portfolios that provide exposure to hard assets, including commodities.

b. Comment: Principal Investment Strategies (p. 90): Please disclose principal investment strategies corresponding to the principal risks associated with Emerging Markets, Growth Stocks and Stocks.

          Response: The Registrant has reviewed the principal risks and corresponding principal investment strategies and made revisions where appropriate.

c. Comment: Performance (p. 93): Please clarify supplementally whether the Commodity Futures Index is the portfolio’s broad-based index. If it is, please confirm supplementally that this index is a “securities index” as required by item 4(b)(2)(iii) of Form N-1A. Otherwise, please describe the index in the narrative preceding the Total return table. See Item 4(b)(2), Instr. 2(b) of Form N-1A.

          Response: The Registrant believes the Dow-Jones Commodity Index is an appropriate index for the portfolio and notes that other similar funds use the same benchmark.

24. Transamerica Hanlon Managed Income VP

a. Comment: Example (p. 115): Please move the preamble to the expense example so that it appears after the fee table.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

April 8, 2011

b. Comment: Annual Portfolio Operating Expenses (p. 115): Footnote b states that the contractual reimbursement agreement is in effect through April 30, 2011. Please note that for the reimbursement agreement to appear in the fee table the contractual agreement must last for at least a year from the effective date of the registration statement. Please revise the footnote accordingly.

          Response: The Registrant notes that Footnote b is not applicable and has been deleted.

25. Transamerica JPMorgan Core Bond VP

a. Comment: Principal Risks (p. 146): Please include the risks associated with U.S. Government & Government Agencies as a principal risk of investing in the portfolio.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

26. Transamerica JPMorgan Mid Cap Value VP

a. Comment: Principal Risks (p. 153): The portfolio describes derivatives as a principal risk of investing in the portfolio, but the principal strategies make no reference to investments in derivatives. Please resolve this apparent inconsistency.

          Response: The Registrant has removed the Derivatives risk factor.

27. Transamerica JPMorgan Tactical Allocation VP

a. Comment: Principal Investment Strategies (p. 157): The Item 4 disclosure on page 157 notes that the portfolio will invest in shares of other underlying JPMorgan funds and underlying ETFs while the Item 9 disclosure on page 254 notes only the underlying ETFs. Please resolve this apparent discrepancy.

          Response: The Registrant has revised the disclosure to clarify the portfolio’s principal investment strategies.

b. Comment: Principal Investment Strategies (p. 157): The prospectus cross-references to the “Underlying Portfolios” section of the prospectus to identify the underlying portfolios currently available for investment by the portfolio. The staff notes that upon inspection of the “Underlying Portfolios” section of the prospectus there is no list identifying the available underlying portfolios. Please include such a list.

          Response: The Registrant has removed the cross-reference to the “Underlying Portfolios” section of the prospectus. The Registrant notes that the “Underlying Portfolios” section of the prospectus has been revised to include only those underlying Transamerica Series Trust portfolios and Transamerica Funds currently available for investment by certain of the Registrant’s asset allocation portfolios.

c. Comment: Principal Investment Strategies (p. 85): Please note that each principal investment strategy should have a corresponding principal risk and vice versa. Accordingly, please add principal investment strategies that correspond to the listed principal risks of Emerging Markets, High-Yield Debt Securities, and REITs.

April 8, 2011

          Response: The Registrant has reviewed the principal risks and believes that each correspond to a principal investment strategy.

d. Comment: Principal Investment Strategies (p. 254): The prospectus notes that the portfolio relies upon exemptive relief granted to Transamerica Asset Management in order to invest in the securities of these investment companies beyond the limitations set forth by the 1940 Act. Supplementally, please provide the staff with the Investment Company Act Release Numbers of the Notice and Order granting the exemptive relief.

          Response: Investment Company Act Release Numbers 29410 (Notice) and 29447 (Order).

28. All Transamerica Madison Portfolios

a. Comment: The prospectus states between the fee table and expense example that the portfolio does not currently offer Initial Class shares. This disclosure does not belong in this section and should be relocated to the item 6 disclosure or to a location after item 8 disclosure (and outside the summary prospectus).

          Response: The Registrant has moved the disclosure in question to the item 6 disclosure.

29. Transamerica Madison Balanced Allocation VP

a. Comment: Principal Investment Strategies (p. 161): Please additional disclosure briefly outlining the Madison allocation model, including the various inputs used in the model.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

b. Comment: Principal Investment Strategies (p. 161): The prospectus notes that the portfolio will invest in a number of asset classes. Please provide additional information regarding the asset classes that the portfolio (or the underlying funds) will invest in. In addition, please note that each identified principal risk should have a corresponding principal investment strategy, and vice versa.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

c. Comment: Principal Investment Strategies (p. 254): Please briefly describe the composition of each of the indices which make up the composite benchmark.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

30. Transamerica Madison Conservative Allocation VP

a. Comment: Principal Investment Strategies (p. 165): Please additional disclosure briefly outlining the Madison allocation model, including the various inputs used in the model.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

April 8, 2011

b. Comment: Principal Investment Strategies (p. 165): The prospectus notes that the portfolio will invest in a number of asset classes. Please provide additional information regarding the asset classes that the portfolio (or the underlying funds) will invest in. In addition, please note that each identified principal risk should have a corresponding principal investment strategy, and vice versa.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

c. Comment: Principal Investment Strategies (p. 255): Please briefly describe the composition of each of the indices which make up the composite benchmark.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

31. Transamerica Madison Diversified Income VP

a. Comment: Principal Risks (p. 168): Please delete the principal risks section which appears before the principal investment strategies.

          Response: The Registrant has deleted the section in question.

b. Comment: Principal Investment Strategies (p. 168): Please revise the prospectus so that the disclosure in response to Item 9 (p. 256) is a full discussion of the principal investment strategies of the portfolio and the disclosure in response to Item 4 is a summary of the Item 9 disclosure. Presently, the Item 4 disclosure bears a resemblance to the Item 9 disclosure, but the Item 4 disclosure introduces concepts not discussed in the Item 9 disclosure (e.g., two investing strategies of the portfolio) and in some instances the two pieces of disclosure conflict (e.g., Item 9 states that equity may comprise 60% of the portfolio, Item 4 states that equity may comprise 40% of the portfolio; Item 9 states that the portfolio may invest in high yield securities, Item 4 states that the portfolio cannot). In addition, after revising the principal investment strategies so that the Item 9 disclosure and Item 4 disclosure agree and are in a proper relationship to one another, please also revise the principal risks discussion so that each principal investment strategy has a corresponding principal risk. Given the current deficiencies in the principal investment strategies disclosure, the staff is unable to assess the adequacy of the principal risk disclosure.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

32. Transamerica Madison Large Cap Growth VP

a. Comment: Principal Investment Strategies (p. 171): Please revise the prospectus so that the disclosure in response to Item 9 (p. 256) is a full discussion of the principal investment strategies of the portfolio and the disclosure in response to Item 4 is a summary of the Item 9 disclosure. For example, the Item 4 disclosure discusses the growth strategy while the Item 9 disclosure does not.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

b. Comment: Principal Investment Strategies (p. 256): Please provide a range of market capitalizations of companies included in the Russell 1000 Growth Index.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

April 8, 2011

33. Transamerica Madison Moderate Growth Allocation VP

a. Comment: Principal Investment Strategies (p. 174): Please provide additional disclosure briefly outlining the Madison allocation model, including the various inputs used in the model.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

b. Comment: Principal Investment Strategies (p. 174): The prospectus notes that the portfolio will invest in a number of asset classes. Please provide additional information regarding the asset classes that the portfolio (or the underlying funds) will invest in. In addition, please note that each identified principal risk should have a corresponding principal investment strategy, and vice versa.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

c. Comment: Principal Investment Strategies (p. 174): Please include a principal investment strategy that corresponds with the principal risk associated with Active Trading.

          Response: The Registrant notes that the Active Trading risk factor has been removed.

d. Comment: Principal Investment Strategies (p. 256): Please briefly describe the composition of each of the indices which make up the composite benchmark.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

34. Transamerica Multi-Managed Large Cap Core VP

a. Comment: Principal Risks (p. 190): Please include a discussion of Allocation Risk.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

35. Transamerica PIMCO Real Return TIPS VP

a. Comment: General: Given the flexibility that the sub-adviser possesses to invest in asset classes other than TIPS (e.g. up to 10% in junk bonds, up to 30% in foreign securities, up to 10% in preferred stocks, all assets in derivatives, etc.), please confirm supplementally that including TIPS in the name of the portfolio is appropriate, in light of Rule 35d-1 under the Investment Company Act of 1940.

          Response: The Registrant has made revisions regarding the portfolio’s flexibility to invest in other asset classes. The Registrant believes including TIPS in the portfolio’s name is appropriate.

b. Comment: Annual Portfolio Operating Expenses (p. 193): Footnote a notes the discrepancy between the fee table and the financial highlights table by reference to the acquired fund fees and expenses; however, there is no line item in the fee table for acquired fund fees and expenses. Please confirm supplementally that this footnote is appropriate.

          Response: The Registrant notes that the footnote in question has been deleted.

April 8, 2011

c. Comment: Principal Investment Strategies (p. 193): Please confirm supplementally that inflation-indexed bonds issued by a foreign government and the various investments described under “additional inflation protected investments” will not be included as part of the requirement that at least 80% of net assets are invested in Treasury Inflation Protected Securities.

          Response: The Registrant so confirms.

d. Comment: Principal Risks (p. 194): Please include a discussion of the risks associated with buy backs and dollar roll transactions.

          Response: In response to the Staff’s comment, the Registrant has supplemented the Leverage risk factor.

36. Transamerica PIMCO Total Return VP

a. Comment: Principal Risks (p. 198): Please include a discussion of the risks associated with buy backs and dollar roll transactions.

          Response: In response to the Staff’s comment, the Registrant has supplemented the Leverage risk factor.

b. Comment: Principal Risks (p. 198): The portfolio describes rule 144A securities as a principal risk of investing in the portfolio, but the principal strategies make no reference to investments in such securities. Please resolve this apparent inconsistency. In addition, please include short sale risk as a principal risk of investing in the portfolio.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

37. Transamerica ProFund UltraBear VP

a. Comment: Investment Objective (p. 203): Please delete the last sentence of the first paragraph as it is confusing.

          Response: The Registrant believes the sentence in question is important in describing the objective of the portfolio.

b. Comment: Investment Objective (p. 203): Please delete the second and third paragraphs from this section. The second paragraph may be discussed under the Performance section, while the third paragraph would more appropriately appear in response to Item 9.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

c. Comment: Principal Investment Strategies (p. 203): Please disclose that the portfolio will use leverage as a principal investment strategy. Please also clarify what is the principal strategy that gives rise to the listed concentration risk.

          Response: The Registrant notes that the principal strategies and risks track those of the sub-adviser’s proprietary fund.

April 8, 2011

d. Comment: Principal Investment Strategies (p. 203): Please remove the disclosure “The S&P 500 Index is published under the Bloomberg ticket symbol “SPX,” as it is an obscure reference and not appropriate disclosure for a summary prospectus.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

e. Comment: Principal Risks (p. 204): Please move all the disclosure relating to Correlation and Compounding Risk that appears after the second paragraph to Item 9. If necessary, the registrant may note that this disclosure and the chart are only applicable to the ProFunds UltraBear portfolio.

          Response: Please see the response to Comment 37(c).

38. Transamerica Systematic Small/Mid Cap Value VP

a. Comment: Principal Investment Strategies (p. 208): Please revise the principal investment strategies so that the Item 4 disclosure represents a summary of the Item 9 disclosure. Accordingly, information presented in Item 9 should be summarized in Item 4 (e.g., the portfolio may invest in emerging markets) and Item 4 should not introduce information not presented in Item 9 (e.g., the portfolio employs a fully invested strategy).

          Response: The Registrant has made revisions consistent with the Staff’s comment.

b. Comment: Principal Risks (p. 208): Please discuss any risks associated with employing a fully invested strategy.

          Response: The Registrant notes the portfolio does hold a certain level of cash and cash equivalents.

39. Transamerica Third Avenue Value VP

a. Comment: Principal Investment Strategies (p. 215): Please revise the principal investment strategies so that the Item 4 disclosure represents a summary of the Item 9 disclosure. Accordingly. Item 4 should not introduce information not presented in Item 9 (e.g., the portfolio also seeks to acquire senior securities, investments in distressed securities, the portfolio is non-diversified, etc.).

          Response: The Registrant has made revisions consistent with the Staff’s comment.

b. Comment: Principal Investment Strategies (p. 215): Please note that high-yield bonds are commonly referred to as junk bonds.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

c. Comment: Principal Risks (p. 215): Please add a discussion of the risks associated with investing in Distressed Securities (e.g. liquidity risk).

          Response: The Registrant has added Liquidity as a principal risk factor.

April 8, 2011

40. Transamerica WMC Diversified Growth VP

a. Comment: Principal Investment Strategies (p. 223): Please note that each principal investment strategy should have a corresponding principal risk and vice versa. Accordingly, please add principal investment strategies that correspond to the listed principal risks of Fixed-Income Securities and Focused Investing. In addition, please clarify supplementally whether a portfolio with a principal risk of Focused Investing may appropriately be named “diversified”.

          Response: The Registrant has reviewed the principal risks and corresponding principal investment strategies and has removed the Fixed-Income Securities and Focused Investing risk factors.

41. Transamerica WMC Diversified Growth II VP

a. Comment: Principal Investment Strategies (p. 226): Please note that each principal investment strategy should have a corresponding principal risk and vice versa. Accordingly, please add principal investment strategies that correspond to the listed principal risks of Fixed-Income Securities and Focused Investing. In addition, please clarify supplementally whether a portfolio with a principal risk of Focused Investing may appropriately be named “diversified”.

          Response: The Registrant has reviewed the principal risks and corresponding principal investment strategies and has removed the Fixed-Income Securities and Focused Investing risk factors.

42. More on the Portfolios’ Strategies and Investments

a. Comment: General: Please confirm that the description of each portfolio in this section corresponds to the order in which the portfolios are listed on the front cover page of the prospectus, as well as, the order in which they appear in the prospectus (e.g. Transamerica AEGON U.S. Government Securities VP, Transamerica Asset Allocation – Moderate Growth VP, Transamerica Asset Allocation – Growth VP, Transamerica WMC Diversified Equity VP, etc.).

          Response: The Registrant so confirms.

b. Comment: Transamerica AEGON Active Asset Allocation Conservative VP (p. 385): When describing ETFs, please clarify that ETFs are investment companies that charge their own management fees which the shareholders will indirectly pay. Please make this change elsewhere as necessary.

          Response: In response to the Staff’s comment, the Registrant has supplemented the Exchange Traded Funds risk factor in item 9.

43. More on the Risks of Investing in the Portfolios

a. Comment: Principal Investment Risks (p. 430): Please include a statement that this section aggregates all of the principal risks of all of the portfolios of the Trust, and that the particular principal risks identified in each portfolio will correspond to the same heading in this section.

          Response: The Registrant believes the introduction to the section is sufficiently clear.

April 8, 2011

b. Comment: Exchange Traded Funds (p. 432): The disclosure identifies three risks of ETFs that do not apply to conventional funds. These three risks are described functionally, but the particular relevance of the risk to the underlying ETF and the investing portfolio is not discussed. Please include additional disclosure that discusses why each of these three risks of ETFs poses a risk to the investing portfolio.

          Response: The Registrant believes the risk factor in question is sufficiently clear.

44. Portfolio Construction Manager

a. Comment: On page 279, the prospectus identifies the portfolio construction manager. Please explain supplementally how a portfolio construction manager is distinguishable from a subadviser.

          Response: The Registrant notes that there is no difference between the portfolio construction manager and a sub-adviser. The terminology is historical.

45. List and Description of Certain Underlying ETFs and Institutional Mutual Funds

a. Comment: The staff notes that in the description of each underlying ETF the disclosure simply identifies the principal risks by name. In the introduction to this section, please note that the description of each principal risk can be found in the section “More on the Risks of Investing in the Portfolios.”

          Response: Please see the response to Comment 2(m).

46. SAI

a. Comment: Cover Page: Please disclose the Fund’s name and the Class or Classes, if any, to which the SAI relates. See Item 14(a)(1) of Form N-1A.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

b. Comment: Organization (p. v): When discussing proportional voting please note that a small number of contract owners could determine the outcome of a vote.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

c. Comment: Investment Objective (p. v.): The SAI discloses that each portfolio’s investment objective and its investment policies and techniques may be changed by the Board without shareholder approval, and notes that this is disclosed in the prospectus. Please direct the staff to the section of the prospectus where this information is disclosed.

          Response: The disclosure appears on page [207] of the prospectus under the heading “Investment Policy Changes.”

d. Comment: Disclosure of Portfolio Holdings: To the extent the fund discloses portfolio holdings information before they are publicly available, please identify the recipient, provide the frequency with which information about portfolio securities is disclosed, and the length of the lag, if

April 8, 2011

any, between the date of the information and the date on which the information is disclosed as per Item 16(f)(1)(iii) and 16(f)(2) of Form N-1A.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

e. Comment: Portfolio Turnover: Please explain any significant variation in the Fund’s portfolio turnover rates over the two most recently completed fiscal years or any anticipated variation in the portfolio turnover rate from that reported for the last fiscal year as per Item 16(e) of Form N-1A.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

f. Comment: Conflicts of Interest Disclosure: To the extent an adviser/subadviser/portfolio manager advises both a fund of funds and an underlying fund, please disclose any potential conflicts that might exist, any policies in place to mitigate such conflicts, and any monitoring, if any, the Board performs to ensure that any conflicts of interest are dealt with.

          Response: The Registrant notes that a new “Conflicts of Interest” section is included in the SAI.

g. Comment: Appendix C (p. C-7): The staff notes that the proxy voting policies and procedures for BlackRock Investment Management are effective as of June 2008. Please confirm supplementally that these policies and procedures are the most up-to-date in use by BlackRock Investment Management.

          Response: The Registrant has made revisions consistent with the Staff’s comment.

          The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

     (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

     (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

     (c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please call the undersigned at (727) 299-1803 with any questions.

Very truly yours,

/s/ Margaret A. Cullem-Fiore

Margaret A. Cullem-Fiore
Vice President and Senior Counsel
Transamerica Asset Management, Inc.